SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 10-SB
                                   AMENDMENT 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                       FREEDOM RESOURCES ENTERPRISES, INC.
                       -----------------------------------
                 (Name of Small Business Issuer in its charter)

                 NEVADA                              87-0567033
     (State or other jurisdiction of      (IRS Employer Identification No.)
      incorporation or organization)


                     901 EAST 7800 SOUTH, MIDVALE, UT 84047
                    (Address of principal executive offices)

                                  801-566-5931
                           (Issuer's telephone number)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

Title of each class to be so registered:     Name of each exchange on which each
                                                 class is to be registered:
              __________________                 ___________________
              __________________                 ___________________


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                            COMMON,  $.001 PAR VALUE
                            ------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within our control. These factors include but are not limited to economic conditions generally and in the industries in which we may participate; competition within our chosen industry, including competition from much larger competitors; technological advances and failure to successfully develop business relationships.

                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS.

     Freedom Resources Enterprises, Inc. was incorporated in the state of Nevada on November 6, 1996 to research and publish a self-improvement book based on the insights and understandings of major world cultures. The working title for the proposed book was Personal Freedom and Prosperity. We have not published the book, but are using materials gathered during our research to develop and sell a series of eight self-help workshops. Each self-taught workshop consists of an audiotape and a workbook presenting techniques in critical thinking, self-image psychology, and self-motivation. These workshops are sold online under a marketing agreement with Life Discovery Institute, a company that maintains a website dedicated to self-improvement and education. As of June 30, 2002, we have not generated any revenue and have not made any sales either directly or through the LDI website.

     We are dedicated to the discovery and implementation of critical insights and understandings that are intended to give people a clearer view of themselves, others, and the world in which they live. Our research indicates that cultures either prosper or decline as a result of the fundamental views held by its citizenry. We believe these fundamental views are the product of contributions from many disciplines. While some of these contributions help produce honest and clear thinking, other contributions produce dishonesty and confusion, leading to an eventual social decline.

     Our primary purpose is to help people improve the quality of their lives and contribute to society in general. We believe that clear and thoughtful views are essential for a society to thrive and our workshops are intended to help people develop techniques that facilitate clear and honest thinking. We hope that our workshops will help people achieve greater personal freedom and prosperity, thereby contributing to society.

OUR  PRODUCTS

     Our research has been condensed into a series of eight self-taught workshops. Each workshop consists of an audiotape and a workbook directed toward improving a particular facet of an individual's quality of life or interaction with others.

     The  eight  workshops  are  titled:

     - Provisional vs. Providential Living: This workshop introduces our research and explains our philosophy.

     - The Reality-Based Dream: This workshop attempts to help people to distinguish between internal conflicts and external forces in business dealings and personal relationships.

     - Real and Assumed Needs: This workshop is directed towards helping people identify and prioritize their needs and desires.

     - Real Choice: This workshop is intended to help people make decisions that will have a positive impact on their lives and the lives of others.

     - Circumstances-- Friend or Foe: This workshop examines how people deal with conflict and suggests strategies to achieve positive results under negative circumstances.

     - Destiny vs. Fate: This workshop provides strategies intended to help people exercise greater control over their lives.

     - Meaning and The Dream: This workshop is intended to help people identify what is truly important in their lives and suggests strategies for achieving personal goals.

     - Never Ending Journey: This is the final workshop in the series, summarizing our research and self-improvement strategies.

OUR  CONTRACT  WITH  LIFE  DISCOVERY  INSTITUTE

     From August 1999 though October of 2000, Freedom Resources invested approximately $15,674 toward developing a website for marketing our products via the internet. Ultimately, we did not launch the website. Instead, we assigned our interest in the website to Life Discovery Institute, an education and publishing organization operated by our President, Neil Christiansen. Our agreement began on May 31, 2001 and runs through May 31, 2006. Under the agreement, we assigned all of our interest and investment in developing the website to LDI who completed development and launched the website. In exchange for our prior investment in the website, LDI allows us to market our workshops at no charge to Freedom Resources through the LDI website at www.ldi4u.com.
                                                                  -------------
This is currently the only source of distribution for our workshops. We intend to seek additional sources of marketing, however, we have no agreements or understandings to that effect at the present time.

THE  INTERNET  AND  OUR  TARGET  MARKETS

     The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically and providing advertisers and businesses with an attractive means of marketing and selling their products and services. International Data Corporation estimates the number of users accessing the web will increase from approximately 142 million at the end of 1998 to over 500 million by the end of 2003. According to International Data Corporation, the amount of commerce conducted over the web will top $1 trillion by 2003. Forrester Research, a research firm that analyzes the future of technological change and its impact, estimates that the amount spent on online advertising in the United States is expected to increase to approximately $22.2 billion by 2004. The above statistics are publicly available free of charge or for a nominal charge, and were not commissioned by the Company.

     Our business targets the self-improvement market which has demonstrated strong historical growth. According to Self Improvement Online Marketing Newsletter, in 1997 the personal and professional self-improvement industry generated offline sales of nearly $65.0 billion: $6.0 billion in personal self-improvement products and services and $58.6 billion in professional corporate training, products and services. Consumers are projected to spend $7.4 billion in 2000 and $10.3 billion in 2003 on personal self-improvement products and services. Traditional distribution channels for these products and services have included infomercials, catalogs, seminars/courses, retreats, books, and audio/video cassettes. We intend to appeal to the self-improvement market through an internet presence. The above statistics are publicly available free of charge or for a nominal charge, and were not commissioned by the Company.

     We believe that Life Discovery Institute and similar websites provide an online destination for people seeking guidance in their personal and professional lives. We intend to develop and market products directed toward achieving these goals. We believe our success will be dependent on targeting both the business and personal markets. We believe that these markets are looking for:

     a resource to help them make positive changes in the key areas of their lives;

     access  to  advice;

     interaction  with  other  people  seeking  to  make  similar  changes;  and products  and  services  that  will  support  these  efforts.

     We believe that providing our products through the internet allows us to overcome the limitations of time and travel and the expense associated with traditional offline personal and professional programs.

     Management is also considering other strategies to promote Freedom Resources' products. Possible strategies include advertising through targeted publications, advertising on radio stations and cross-promotional arrangements. We also plan to leverage other audience building strategies, including working with search engine submissions, news group postings and cross-promotion with affinity sites to properly index materials.

     The LDI website, www.ldi4u.com, is currently the main access to our products. We have contributed approximately $15,674 to developing the LDI website in exchange for our marketing rights and we intend to use the LDI website as our primary marketing tool for the foreseeable future. In the future we may seek additional third parties to sell our products, however, we have no such agreements in place or pending at the present time.

     To date, we have not generated any revenue from the sale of our products. We anticipate that revenues will eventually be generated from the sale of our products through the LDI website. We have no assurance that we will be successful in selling our products and we have no history of generating any revenue. To the extent we are unable to generate revenue, we may need to find additional sources of financing in order to continue operations. We have no commitments for any funding. In seeking additional financing, we may sell stock or look for debt financing.

REPORTS  TO  SECURITY  HOLDERS

     Prior to the filing of this registration statement on Form 10-SB, we were not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an Internet site that contains our reports and other information regarding our activities which may be viewed at http://www.sec.gov.
-------------------

COMPETITION

     The self-improvement and motivational training industry in general is very competitive, with several major companies involved. We face competition from large, well-established companies with considerably greater financial, marketing, sales and technical resources than those available to us. Additionally, many of our present and potential competitors have research and development capabilities that may allow such competitors to develop new and improved products that may compete with our products.

     Our direct competitors utilize much of the same philosophy for self-improvement and motivation, and use the same or similar medium for marketing their products and services. According to Self Improvement Online
Marketing  Newsletter,  leading  competitors  include  the  following:

     Tony Robbins' program, "Education for Excellence," in San Diego, California, owns a market share of approximately twenty percent (20%). Tony Robbins is an industry leader, holding the largest portion of the audiotape motivational market. His company reports approximately $100 million per year in audiotape sale alone.

     Oxygen Media is a competitor founded by Oprah Winfrey and her associates that operates out of New York City. Oxygen Media markets products specifically directed toward women and holds a market share of approximately fifteen percent (15%). Oxygen Media operates several websites offering information for women on health, nutrition, medicine, fitness, sexuality and weight management. Oxygen Media premiered a multi-million dollar cable television network on February 2, 2000.

     Franklin Covey operates out of Salt Lake City, Utah, and owns a market share of approximately ten percent (10%). This organization offers seminars for business and commercially markets books, planning calendars and motivational tapes. They have associates who serve as distributors for products and services throughout the United States and abroad.

     The Pacific Institute is another competitor, which owns a market share of approximately three percent (3%). This organization provides motivation seminars and training services in the United States, England, Germany and Australia. Most of their programs are marketed on video.

     WomenConnect.com is a web-based company that provides informational services for women on health, fitness and career advancement. WomenConnect.com owns a market share of approximately two percent (2%).

     Business and Professional Women/USA is an organization that conducts research on issues related to women and working. This company owns a market share of approximately one half percent (.5%).

     Lifelines Institute is another competitor, which provides seminars and training for companies in the metropolitan San Francisco area. Lifelines Institutes owns a market share of approximately one half percent (.5%).

     The other fourteen percent (14%) of the market covers numerous small companies who are generating revenues of less than 2 million dollars annually.

     Most of our existing and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources. This may allow them to devote greater resources than we can for the development and promotion of their services and products. These competitors may also engage in more extensive marketing and advertising efforts, adopt more aggressive pricing policies and make more attractive offers to advertisers and alliance partners. Accordingly, we may not be able to compete successfully. Competitive pressures may have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES

     We do not currently have any employees but rely on the efforts of our president, Mr. Neil Christiansen to conduct our business. Mr. Christiansen has not devoted any significant time towards the Company in the past but intends to devote up to 20 hours per week as we implement our marketing plan. We have also occasionally contracted for outside consulting work in researching and developing our products. At such time as our growth requires, we will consider adding part-time or full-time employees, however, we do not contemplate hiring employees in the foreseeable future.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  STATEMENTS

FOR  THE  PERIOD  ENDING  DECEMBER  31,  2001  AND  DECEMBER  31,  2000

     Net loss was $15,669 for the year ended December 31, 2001 and $40,956 for the year ended December 31, 2000. We have realized a total $65,521 in net loss from inception on November 6, 1996 through December 31, 2001. During this time we have not generated any revenues.

     Expenses were $15,670 for the year ended December 31, 2001 consisting of $15,322 in general and administrative costs and $348 in depreciation and amortization. This compares to expenses of $41,212 for the year ended December 31, 2000. Expenses in 2000 consisted of $3,979 in general and administrative costs, $2,714 in depreciation and amortization, $13,234 in research and development and $21,285 in impairment of long-lived assets.

     Higher general and administrative costs in 2001 were the result of professional and legal fees associated with filing a Registration Statement on Form 10-SB. Higher overall expenses in 2000 were due to research and development costs associated with producing our workshops and contributions to developing the LDI website. We also recorded impairment costs of $21,285 resulting from our lack of generating revenues from the manuscripts and transcripts.

     We earned $1 in interest income for the year ended December 31, 2001 compared to $256 in interest income for the year ended December 31, 2000.

     As of December 31, 2001, we had total assets of $1,061 consisting of $103 in cash and $958 in property and equipment. Total current liabilities were $19,082 consisting of $18,962 in accounts payable and $120 in an advance from a shareholder.

FOR  THE  THREE  MONTHS  AND  SIX  MONTHS ENDING JUNE 30, 2002 AND JUNE 30, 2001

     We have not generated any revenues since inception and have realized cumulative net losses of $65,938 through June 30, 2002. For the three months ending June 30, 2002 net loss was $246 compared to $130 for the same period in 2001. Expenses were $246 for the three months ending June 30, 2002, compared to $130 for the same period in 2001. For the six months ending June 30, 2002, total expenses were $417 resulting in a net loss of $417. For the six months ending June 30, 2001, total expenses were $241 resulting in net loss of $241.

     As of June 30, 2002, we had total assets of $857 consisting of $72 in cash and $785 in property and equipment. Total current liabilities at June 30, 2002 were $19,295 consisting of $19,175 in accounts payable and $120 in an advance from a shareholder.

LIQUIDITY  AND  CAPITAL  RESOURCES

     As of June 30, 2002, we had $72 cash and have not generated any revenues. We expect that we will eventually generate revenues through the sale of our workshops on the LDI website, however, we cannot assure this and may seek alternate means of marketing our workshops.

     We anticipate that our expenses will increase over the next twelve months due to accounting and legal fees incurred as the result of being a reporting company, as a result, we will not be able to meet our cash needs. We anticipate that we will rely on advances and loans from our officers, directors and/or shareholders to continue operations for the next twelve months.

     Since inception we have primarily financed our operations through the sale of common stock. In order to raise the necessary capital to cover expenses and continue marketing our workshops, we may sell additional stock, arrange debt financing or seek other avenues of raising capital. We do not have any commitments for financing.

RESEARCH  AND  DEVELOPMENT

     We estimate that we have spent approximately $21,285 for research related to our workshops. Our efforts included researching various historical global cultures and gathering materials related to the views held by those cultures. This culminated in the production of our eight workshops. The costs were originally capitalized as manuscript costs but were eventually written off as an impairment loss at December 31, 2000. We have also contributed approximately $15,674 to the development of the LDI website which has been recorded as research and development expense. We intend to continue research directed toward developing new workshops and possibly seminars targeting the self-help and motivational markets.

RISK  FACTORS  THAT  MAY  AFFECT  RESULTS  OF OPERATIONS AND FINANCIAL CONDITION

     We have incurred significant losses from our operations since inception. As a result of our continued losses, our independent auditors have expressed substantial doubt about our ability to continue as a going concern. We cannot assure that we will ever be able to achieve revenues or that our business will ever be profitable.

     To continue operations we will require additional financing before the end of the fiscal year. We may not be able to obtain financing or obtain it on terms that are acceptable to us. Without additional financing, we may be forced to delay, scale back or eliminate some or all of our product development, marketing and other corporate programs. Our business, operating results and financial condition may be materially harmed if revenues do not develop, grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be reduced accordingly, or if we cannot obtain additional financing.

     Freedom Resources produces and markets workshops that focus on personal and professional self-improvement. These workshops are currently only sold online through the LDI website. The risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets such as online commerce include the Company's ability to:

     create  a  customer  base;

     respond to changes in a rapidly evolving and unpredictable business environment;

     maintain  current  relationships  and  develop new strategic relationships;

     manage  growth;

     continue  to  develop  and  upgrade  our  products;  and

     attract,  retain  and  motivate  qualified  personnel.

     We cannot assure that any services or products developed by Freedom Resources, independently or with collaborative partners, will achieve market acceptance with customers.

     Through October 1, 2002 we have not generated revenues from our online marketing efforts and expect to continue to incur significant operating losses and net losses for at least the next several years. We expect that our operating expenses will increase substantially as we continue to expand our business. As a result, we will need to generate significant revenues to achieve profitability. We may not be able to do so.

     We cannot assure that our products will be attractive to a sufficient number of users to generate significant revenues. We cannot assure that we will be able to anticipate, monitor and successfully respond to changing consumer tastes and preferences so as to continually attract interest in our workshops. If Life Discovery Institute is unable to develop and implement internet content that allows us to attract, retain and expand on our targeted customer base, our business, operating results and financial condition will be materially adversely affected.

     Our success is substantially dependent on the ability and experience of our President, Neil Christiansen. Should we lose the services of Mr. Christiansen, it is unlikely we can continue as a business.

     If online commerce does not continue to grow or grows more slowly than expected, our business will be materially harmed. A number of factors could slow the growth of online commerce and erode consumer confidence in web-based commerce. These factors including the following:

     failing to develop the network infrastructure required to support a substantially larger volume of transactions;

     increased governmental regulation in the form of content restrictions and taxes;

     telecommunications  capacity  problems  resulting in slower response times;

     consumer  concerns  about  the  security  of  online commerce transactions.

     Our success will depend upon our ability to attract customers by providing high-quality content and value-added services. The market for personal and professional improvement industry products and services is intensely competitive. In addition, the online commerce market for these products and services is new, rapidly evolving and competitive. If we cannot successfully compete, our business, operating results and financial condition would be materially harmed.

     Our business will depend on the efficient and uninterrupted operation of LDI's computer and communications, hardware and software systems. Systems interruptions that cause their web site to be unavailable or that reduce their ability to process transactions could materially harm our business, operating results and financial condition. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We expect some interruptions in the future. We have not yet established a formal disaster recovery plan. Any failure to provide reliable service could impair customer satisfaction, lead to a loss of customers or inhibit sales of our workshops.

     We regard our copyrights, research and similar intellectual property as important to our success. Our efforts to establish and protect our intellectual property rights may be inadequate to prevent misappropriation or infringement of the content of our workshops. If we are unable to safeguard our intellectual property rights, it could materially harm our business, operating results and financial condition.

     We do not plan to collect sales tax or other similar taxes in most states. Our business could be materially harmed if additional sales tax and similar taxes are imposed on us, or if penalties are assessed on us for past nonpayment of these taxes. A state cannot currently impose sales taxes on products sold on the Internet unless these taxes could be charged on non-internet transactions involving the products. It is possible that taxing mechanisms may be developed that would impose sales taxes and similar tax burdens on us. If these burdens are placed on us, our business could be materially harmed and there could be a material adverse effect on our operating results and financial condition.

ITEM  3.  DESCRIPTION  OF  PROPERTY

     We do not currently own any property other than basic office equipment, manuscripts, books and audiotapes comprising our workshops. We utilize office space provided by our president on a rent-free basis located at 901 East 7800 South, Midvale, UT 84047. This arrangement is expected to continue until such time as our activities expand to a point necessitating relocation.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; CHANGES IN CONTROL

     The following table sets forth as of October 1, 2002, the name and the number of shares of our Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 375,000 issued and outstanding shares of the our Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


NAME AND ADDRESS                     TITLE OF   NUMBER OF SHARES   % OF SHARES
                                      CLASS:   BENEFICIALLY OWNED

Neil Christiansen (1)
901 East 7800 South
Midvale, UT  84047. . . . . . . . .  Common               320,000         85.3%

ARN Enterprises, Inc.
336 West End Avenue, #120
New York, NY  10023 . . . . . . . .  Common                18,750          5.0%

ZDN, LLC
336 West End Avenue, #120
New York, NY  10023 . . . . . . . .  Common                18,750          5.0%

Margie Aliprandi (1)
6466 Crest Mount Drive
Salt Lake City, UT 84121. . . . . .  Common                10,625          2.8%

Charisse Orton (1)
10149 Silver Streak Drive
Sandy, UT 84095 . . . . . . . . . .  Common                10,625          2.8%

Officers and Directors as a Group:
3 People. . . . . . . . . . . . . .  Common               341,250         91.0%

(1) Officer and/or director.

     There are no contracts or other arrangements that could result in a change of control of Freedom Resources.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

     The following table sets forth as of October 1, 2002 the name, age, and position of each executive officer and director and the term of office for each director of Freedom Resources.


NAME               AGE  POSITION                SINCE
-----------------  ---  ----------------------  ---------------

Neil Christiansen   66  President and Director  November, 1996

Margie Aliprandi.   44  Secretary and Director  November, 1996

Charisse Orton. .   35  Treasurer and Director  November 1996

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified. Set forth below is certain biographical information regarding each of our executive officers and directors:

     NEIL CHRISTIANSEN, PRESIDENT AND DIRECTOR. Following his college graduation, Mr. Christiansen worked in secondary education as a teacher and administrator until entering the business world in 1965, when he founded Heartland Realty in Salt Lake City, Utah. From 1976 to 1982, he served as the Republican State Chairman for Utah. In 1983, he became the founding director of Search for Common Ground, a Washington DC based organization established to engage leaders in the Soviet and U.S. governments and business in meaningful dialogue. From 1984 to 1986, he coordinated the international acquisition, shipment, and distribution of multiple speed cassette copiers into various parts of the Soviet Union for The Door of Hope.

     In 1986, Mr. Christiansen founded Free Indeed, a foundation dedicated to developing personal growth programs. Since 1998, he has been self-employed, publishing curricula, leading seminars, workshops and conferences, and directing the activities of research teams looking into those insights and understandings that lead people to personal freedom and prosperity.

     MARGIE ALIPRANDI, SECRETARY AND DIRECTOR. Ms. Aliprandi has been a distributor for New Way, Inc., a multi-level marketing company since 1980.

     CHARISSE ORTON, TREASURER AND DIRECTOR. Since 1989, Ms. Orton has been a Home Economics teacher at Murray High School in Salt Lake City, Utah. She is also the managing partner of C.I.C., a real estate investment company located in Salt Lake City, Utah since 1998.

     No director, executive officer, promoter or control person of Freedom Resources has been involved in any of the following events during the past five years:

     a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

     d. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM  6.  EXECUTIVE  COMPENSATION.

     We have no arrangements for the remuneration of officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on our behalf in the investigation of business opportunities. No remuneration has been paid to our officers or directors prior to the filing of this Form 10-SB. There are no agreements or understandings with respect to the amount or remuneration those officers and directors are expected to receive in the future. Management takes no salaries from us and we do not anticipate paying any salaries in the foreseeable future. At the date of this report, no stock options have been issued to our directors.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     Ms. Aliprandi and Ms. Orton are both officers and directors of Freedom Resources and are both daughters of Mr. Christiansen, President and director of Freedom Resources.

     We utilize office space provided at no charge by our president, Neil Christiansen.

     Mr. Christiansen has advanced $120 to the Company. The advance carries no interest and is payable on demand.

     Mr. Christiansen is a founder and director of the Life Discovery Institute.

ITEM  8.  DESCRIPTION  OF  THE  SECURITIES.

     We are presently authorized to issue 50,000,000 shares of $.001 par value common stock. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for that purpose, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

     Our common stock does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

     We are also authorized to issue 5,000,000 shares of $.001 par value preferred stock. Such stock may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors. As of October 1, 2002, we have not issued any shares of preferred stock.

     We have appointed Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, (801) 272-9294 as our transfer agent and registrar.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     There has not been a public trading market for our common stock since inception, nor is there any assurance that a trading market for the common stock will be established in the future.

     At October 1, 2002, there are approximately 22 holders of 375,000 issued and outstanding shares of our common stock, $0.001 par value. All of our issued and outstanding common stock is eligible for resale under Rule 144 promulgated under the Securities Act of 1933. All of our issued and outstanding shares of common stock are subject to the resale provisions of Rule 144. Sales of shares of common stock in the public markets may have an adverse effect on prevailing market prices for the common stock.

     Rule 144 governs resale of "restricted securities" for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with the issuer. Affiliates of the company may include its directors, executive officers, and person directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144 unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the company or an affiliate of the company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the company ("Applicable Requirements"). Resales by the company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more that the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale. A non-affiliate may resell restricted common stock which has been held for two years free of the Applicable Requirements.

     We have not paid, nor declared, any dividends since our inception and do not intend to declare any such dividends in the foreseeable future. Our ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

ITEM  2.  LEGAL  PROCEEDINGS.

     No legal proceedings are threatened or pending against us or against any of our officers or directors. None of the our officers, directors or affiliates are parties against us or have any material interests in actions that are adverse to the our interests.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

     None.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     In November 1996, we issued 250,000 shares of common stock for $2,500 to our officers and directors in connection with our founding and organization. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Section 4(2) of the Securities Act.

     During August 1997, we issued 23,750 shares of common stock for $9,500 pursuant to a Regulation D, Rule 504 offering. The shares were sold to seven accredited investors who were provided an offering memorandum with audited financial statements. There were no commissions paid on the sale of shares. We relied on the exemption provided by Section 3(b) of the Securities Act for the sale of these shares.

     During May and August 1998, we issued 101,250 shares of common stock for $40,500 pursuant to a Regulation D, Rule 504 offering. The shares were sold to thirteen accredited investors who were provided an offering memorandum with audited financial statements. There were no commissions paid on the sale of shares. We relied on the exemption provided by Section 3(b) of the Securities Act for the sale of these shares.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     There are no provisions in the Nevada corporate law or in our Articles of Incorporation requiring us to indemnify any of our officers and directors.

     Our  Articles  of  Incorporation  provide  indemnification  as  follows:

     No director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by applicable law,
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of NRS 78.300.

     The Nevada Business Corporation Act provides for indemnification as follows:

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders;
     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers and directors pursuant to the provisions of our Certificate of Incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    PART F/S

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]



                                    CONTENTS

                                                         PAGE
                                                        -------

-  Independent Auditors' Report . . . . . . . . . . . .       17

-  Balance Sheet, December 31, 2001 . . . . . . . . . .       18

-  Statements of Operations, for the years ended
      December 31, 2001 and 2000, and from inception
      on November 6, 1996 through December 31, 2001. .        19

-  Statement of Stockholders' Equity, from inception on
    November 6, 1996 through December 31, 2001 . . . .        20

-  Statements of Cash Flows, for the years ended
      December 31, 2001 and 2000, and from inception
      on November 6, 1996 through December 31, 2001. .        21

-  Notes to Financial Statements. . . . . . . . . . . .  22 - 27

-  Unaudited Balance Sheet, June 30, 2002 . . . . . . .       28

-  Unaudited Statements of Operations, for the three
     And six months ended June 30, 2002 and 2001,
     and from inception on November 6, 1996 through
     June 30, 2002.. . . . . . . . . . . . . . . . . .        29

-  Unaudited Statements of Cash Flows, for the three
     And six months ended June 30, 2002 and 2001,
     and from inception on November 6, 1996 through
     June 30, 2002. . . . . . . . . . . . . . . . . . .       30

-  Notes to Unaudited Financial Statements. . . . . . .    31-36

                          INDEPENDENT AUDITORS' REPORT



Board  of  Directors
FREEDOM  RESOURCES  ENTERPRISES,  INC.
Salt  Lake  City,  Utah

We have audited the accompanying balance sheet of Freedom Resources Enterprises, Inc. [a development stage company] as of December 31, 2001 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2001 and 2000 and for the period from inception on November 6, 1996 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Freedom Resources Enterprises, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and for the period from inception on November 6, 1996 through December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/s/ PRITCHETT,  SILER  &  HARDY,  P.C.
---------------------------------------


September  5,  2002
Salt  Lake  City,  Utah

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]


                                  BALANCE SHEET

                                     ASSETS

                                                 December 31,
                                                     2001
                                                --------------
CURRENT ASSETS:
  Cash . . . . . . . . . . . . . . . . . . . .  $         103
                                                --------------
    Total Current Assets . . . . . . . . . . .            103

PROPERTY AND EQUIPMENT, net. . . . . . . . . .            958
                                                --------------
                                                $       1,061
                                                =============


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable . . . . . . . . . . . . . .  $      18,962
  Advance from a shareholder . . . . . . . . .            120
                                                --------------
      Total Current Liabilities. . . . . . . .         19,082
                                                --------------

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value,
    5,000,000 shares authorized,
    no shares issued and outstanding . . . . .              -
  Common stock, $.001 par value,
    50,000,000 shares authorized,
    375,000 shares issued and
    outstanding. . . . . . . . . . . . . . . .            375
  Capital in excess of par value . . . . . . .         47,125
  Deficit accumulated during the
    development stage. . . . . . . . . . . . .        (65,521)
                                                --------------
    Total Stockholders' Equity (Deficit) . . .        (18,021)
                                                --------------
                                                $       1,061
                                                =============

    The accompanying notes are an integral part of this financial statement.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]


                            STATEMENTS OF OPERATIONS

                                                                    From  Inception
                                          For  the  Years           on  November  6,
                                        Ended  December  31,        1996  Through
                                   ------------------------------   December  31,
                                        2001            2000          2001
                                   -------------   --------------   ---------------
REVENUE . . . . . . . . . . . . .  $           -   $            -   $      -
                                   -------------   --------------   ---------------
EXPENSES:
  Depreciation and amortization .            348            2,714      3,149
  General and administrative. . .         15,322            3,979     26,407
  Research and development. . . .              -           13,234     15,674
  Impairment of long-lived assets              -           21,285     21,285
                                   -------------   --------------   ---------------
    Total expenses. . . . . . . .         15,670           41,212     66,515
                                   -------------   --------------   ---------------
LOSS FROM OPERATIONS. . . . . . .        (15,670)         (41,212)   (66,515)

OTHER INCOME:
  Interest Income . . . . . . . .              1              256      1,215
                                   -------------   --------------   ---------------

LOSS BEFORE INCOME TAXES. . . . .        (15,669)         (40,956)   (65,300)

CURRENT TAX EXPENSE . . . . . . .              -                -          -

DEFERRED TAX EXPENSE. . . . . . .              -                -          -
                                   -------------   --------------   ---------------

LOSS FROM CONTINUING
  OPERATIONS. . . . . . . . . . .        (15,669)         (40,956)   (65,300)

CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE . . . .              -                -       (221)
                                   -------------   --------------   ---------------

NET LOSS. . . . . . . . . . . . .  $     (15,669)  $      (40,956)  $(65,521)
                                   ==============  ==============   ===============

LOSS PER COMMON SHARE:
  Continuing operations . . . . .  $        (.04)  $         (.11)  $   (.19)
  Change in accounting principle.              -                -       (.00)
                                   -------------   --------------   ---------------
  Loss per common share . . . . .  $        (.04)  $         (.11)  $   (.19)
                                   ==============  ==============   ===============


    The accompanying notes are an integral part of this financial statement.

                                        FREEDOM  RESOURCES  ENTERPRISES,  INC.
                                           [A  Development  Stage  Company]


                                     STATEMENT  OF  STOCKHOLDERS' EQUITY (DEFICIT)

                                        FROM  INCEPTION  ON  NOVEMBER  6,  1996

                                              THROUGH  DECEMBER  31,  2001

                                                                                                            Deficit
                                                                                                            Accumulated
                                              Preferred  Stock          Common  Stock        Capital  in    During  the
                                           ----------------------  ------------------------  Excess  of     Development
                                             Shares     Amount       Shares     Amount       Par  Value     Stage
                                           ----------  -----------  ----------  -----------  -------------  --------------

BALANCE, November 6, 1996 . . . . . . . .           -  $         -           -  $         -  $           -  $           -

Issued 250,000 shares of common stock
  for cash of $2,500, or $.01 per share,
  November 1996 . . . . . . . . . . . . .           -            -     250,000          250          2,250              -

Net loss for the period ended
  December 31, 1996 . . . . . . . . . . .           -            -           -            -              -            (50)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1996. . . . . . . .           -            -     250,000          250          2,250            (50)

Issued 23,750 shares of common stock
  for cash of $9,500, or $.40 per share,
  August 1997 . . . . . . . . . . . . . .           -            -      23,750           24          9,476              -

Net loss for the year ended
  December 31, 1997 . . . . . . . . . . .           -            -           -            -              -         (1,661)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1997. . . . . . . .           -            -     273,750          274         11,726         (1,711)

Issued 101,250 shares of common stock
  for cash of $40,500, or $.40 per share,
  net of stock offering costs of $5,000,
  May and August 1998 . . . . . . . . . .           -            -     101,250          101         35,399              -

Net loss for the year ended
  December 31, 1998 . . . . . . . . . . .           -            -           -            -              -         (4,942)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1998. . . . . . . .           -            -     375,000          375         47,125         (6,653)

Net loss for the year ended
  December 31, 1999 . . . . . . . . . . .           -            -           -            -              -         (2,243)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1999. . . . . . . .           -            -     375,000          375         47,125         (8,896)

Net loss for the year ended
  December 31, 2000 . . . . . . . . . . .           -            -           -            -              -        (40,956)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 2000. . . . . . . .           -            -     375,000          375         47,125        (49,852)

Net loss for the year ended
  December 31, 2001 . . . . . . . . . . .           -            -           -            -              -        (15,669)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 2001. . . . . . . .           -  $         -     375,000  $       375  $      47,125  $     (65,521)
                                           ==========  ===========  ==========  ===========  =============  ==============

    The accompanying notes are an integral part of this financial statement.

                              FREEDOM  RESOURCES  ENTERPRISES,  INC.
                                 [A  Development  Stage  Company]


                                    STATEMENTS  OF  CASH  FLOWS

                                                                                      From  Inception
                                                        For  the  Years  Ended        on  November  6,
                                                             December  31,            1996  Through
                                                    --------------------------------  December  31,
                                                         2001              2000          2001
                                                    ---------------  ----------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss . . . . . . . . . . . . . . . . . . . .  $      (15,669)  $       (40,956)  $(65,521)
  Adjustments to reconcile net loss to net cash
    used by operations:
    Amortization expense . . . . . . . . . . . . .               -             2,365      2,432
    Depreciation expense . . . . . . . . . . . . .             348               349        784
    Loss on impairment of long-lived assets. . . .               -            21,285     21,285
    Effect of change in accounting principal . . .               -                 -        221
    Changes in assets and liabilities:
    Increase in accounts payable . . . . . . . . .          15,216             3,746     18,962
    (Decrease) in accounts payable - related party               -              (288)         -
                                                    ---------------  ----------------  ------------
        Net Cash (Used) by Operating Activities. .            (105)          (13,499)   (21,837)
                                                    ---------------  ----------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment . . . . . . .               -                 -     (1,742)
  Organization costs . . . . . . . . . . . . . . .               -                 -       (288)
  Cost of manuscripts. . . . . . . . . . . . . . .               -           (16,150)   (23,650)
                                                    ---------------  ----------------  ------------
    Net Cash (Used) by Investing Activities. . . .               -           (16,150)   (25,680)
                                                    ---------------  ----------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock . . . . . . .               -                 -     52,500
  Stock offering costs . . . . . . . . . . . . . .               -                 -     (5,000)
  Advances from a shareholder. . . . . . . . . . .             120                 -        120
                                                    ---------------  ----------------  ------------
        Net Cash Provided by Financing Activities.             120                 -     47,620
                                                    ---------------  ----------------  ------------
NET INCREASE (DECREASE) IN CASH. . . . . . . . . .              15           (29,649)       103

CASH AT BEGINNING OF PERIOD. . . . . . . . . . . .              88            29,737          -
                                                    ---------------  ----------------  ------------
CASH AT END OF PERIOD. . . . . . . . . . . . . . .  $          103   $            88   $    103
                                                    ===============  ===============   ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest . . . . . . . . . . . . . . . . . . .  $            -   $             -   $      -
    Income taxes . . . . . . . . . . . . . . . . .  $            -   $             -   $      -

SUPPLEMENTAL  DISCLOSURES  OF  NON-CASH  INVESTING  AND  FINANCING  ACTIVITIES:
     For  the  Year  Ended  December  31,  2001:
          None

     For  the  Year  Ended  December  31,  2000:
          In December 2000, the Company recorded an impairment write-down of the carrying value of its manuscripts, transcripts, etc. in the amount of $21,285.


   The accompanying notes are an integral part of these financial statements.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     ORGANIZATION - Freedom Resources Enterprises, Inc. ("the Company") was organized under the laws of the State of Nevada on November 6, 1996. The Company has not generated any revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company originally planned to research and publish a self-improvement book based on the insights and understanding of major world cultures. However, the Company never published the book but instead has used the materials gathered during its research to develop a series of eight self-help workshops. Each self-taught workshop consists of an audio tape and a workbook. The Company intends to market these workshops over the internet. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purpose on a straight-line method over the estimated useful life of five years.

     IMPAIRMENT - The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended December 31, 2000, the Company recorded an impairment write-down of $21,285 of manuscript costs.

     REVENUE RECOGNITION - The Company has not yet generated any revenue. The Company plans to recognize revenue when the product is delivered or when the service is rendered. The Company will record revenues from the sale of items that the Company produces or purchases as inventory on the gross basis. On a gross basis, the entire sale amount is recorded as revenue. The Company will record revenue from the sale of items where the Company only acts as an agent or when the Company has no risk of loss on the net basis. On a net basis, only the share of revenue belonging to the Company is recorded as revenue.

     STOCK BASED COMPENSATION - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation.

     INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". [See Note 8].

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  [CONTINUED]

     LOSS PER SHARE - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" [See Note 9].

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

     RECENTLY ENACTED ACCOUNTING STANDARDS - Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 145, "Rescission of FASB
     Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", were recently issued. SFAS No. 141, 142, 143, 144, 145 and 146 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE  2  -  PROPERTY  AND  EQUIPMENT

     Property  and  equipment  consisted  of  the  following  at:


                                   December  31,
                                       2001
                                  --------------
  Office equipment . . . . . . .  $       1,742

  Less: Accumulated depreciation           (784)
                                  --------------
                                  $         958
                                  ==============

Depreciation expense for the years ended December 31, 2001 and 2000 were $348 and $349, respectively.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  3  -  MANUSCRIPTS,  TRANSCRIPTS,  ETC.

     The Company paid $19,250 and $7,500 during 2000 and 1999 to consultants to prepare manuscripts which the Company had planned to publish as a book. In December 2000, in accordance with Statement of Financial Accounting Standards No. 121, the Company recorded an impairment write-down of $21,285 due to the Company not generating any revenues from the manuscripts. A summary of manuscripts, transcripts, etc. consists of the following at:


                                   December  31,
                                        2001
                                  --------------
  Manuscripts, transcripts, etc.  $ 23,650

  Less: Accumulated amortization    (2,365)
  Less: Loss on impairment . . .   (21,285)
                                  --------------
                                  $      -
                                  ==============

     Amortization expense for the years ended December 31, 2001 and 2000 was $0 and $2,365, respectively.

NOTE  4  -  CAPITAL  STOCK

     PREFERRED STOCK - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at December 31, 2001.

     COMMON STOCK - During November 1996, in connection with its organization, the Company issued 250,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $2,500 (or $.01 per share).

     During August 1997, the Company issued 23,750 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $9,500 (or $.40 per share).

     During May and August 1998, the Company issued 101,250 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $40,500 (or $.40 per share). Stock offering costs of $5,000 were offset against the proceeds.

     STOCK OPTIONS - During 1997, the Board of Directors adopted the 1997 Stock Option Plan ("the Plan"). Under the terms and conditions of the Plan, the board is empowered to grant stock options to employees, officers, directors and consultants of the Company. Additionally, the Board will determine, at the time of the grant, vesting provisions of the grant and whether the options will qualify as incentive stock options under section 422 of the Internal Revenue code. The Plan was approved by the shareholders of the Company at its 1997 shareholder meeting. The total number of shares of common stock available under the Plan may not exceed 750,000 shares. As of December 31, 2001, no options have been issued under the Plan.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  5  -  RELATED  PARTY  TRANSACTIONS

     PAYABLE TO RELATED PARTY - An officer of the Company advanced $288 to cover the organization costs of the Company. The advance was repaid during 2000.

     ADVANCES FROM A SHAREHOLDER - An officer/shareholder of the Company advanced $120 to the Company. The advance bears no interest and is due on demand.

     MANAGEMENT COMPENSATION - The Company has not paid any compensation to its officers and directors.

     OFFICE SPACE - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

     MARKETING AGREEMENT - The Company has a marketing agreement with Life Discovery Institute, an organization that is owned and operated by the Company's president. [See Note 7]

NOTE  6  -  GOING  CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE  7  -  MARKETING  AGREEMENT

     From August 1999 through October 2000, the Company invested approximately $15,674 towards developing a website to market its products via the internet. Ultimately, the Company did not launch its website. Instead, The Company assigned its interest in the website to Life Discovery Institute ("LDI"), an education and publishing organization operated by the Company's president. On May 31, 2001 the Company entered into a five year marketing agreement with LDI. Under the agreement the Company assigned all its interest and investment in developing the website to LDI who completed development and launched the website. In exchange for the Company's prior investment in the website, LDI allows the Company to market its products at no charge through the LDI website. This agreement will end on May 31, 2006. The company currently has no other sources of distribution for its workshops.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  8  -  INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

     The Company has available at December 31, 2001, unused operating loss carryforwards of approximately $65,000 which may be applied against future taxable income and which expire in various years through 2021. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $19,300 and $17,000 as of December 31, 2001 and 2000, respectively, with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $2,300 during the year ended December 31, 2001.


NOTE  9  -  LOSS  PER  SHARE

     The following data show the amounts used in computing loss per share for the periods presented:


                                                                            From  Inception
                                                For  the  Year  Ended       on  November  6,
                                                     December  31,          1996  Through
                                            ------------------------------  December  31,
                                                 2001           2000            2001
                                            --------------  --------------  --------------
Loss from continuing operations available
to common shareholders (numerator) . . . .  $     (15,669)  $     (40,956)  $     (65,300)
                                            --------------  --------------  --------------
Cumulative effect of change in accounting
  principle (numerator). . . . . . . . . .  $           -   $           -   $        (221)
                                            --------------  --------------  --------------
Weighted average number of common
shares outstanding used in loss per share
for the period (denominator) . . . . . . .        375,000         375,000         336,518
                                            ==============  ==============  ==============

     Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS


NOTE  10  -  CUMULATIVE  EFFECT  OF  CHANGE  IN  ACCOUNTING  PRINCIPLE

     In 1996, the Company paid $288 in organization costs which reflect amounts expended to organize the Company. The Company was previously amortizing the costs, but during 1998, in accordance with Statement of Position 98-5, the Company expensed the remaining $221 in organization costs which has been accounted for as a change in accounting principle.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]


                         UNAUDITED CONDENSED BALANCE SHEETS

                                     ASSETS

                                                  June  30,     December  31,
                                                     2002            2001
                                               --------------  --------------
CURRENT ASSETS:
  Cash . . . . . . . . . . . . . . . . . . . .  $          72   $        103
                                               --------------  --------------
    Total Current Assets . . . . . . . . . . .             72            103

PROPERTY AND EQUIPMENT, net. . . . . . . . . .            785            958
                                               --------------  --------------
                                                $         857   $      1,061
                                               ==============  ==============


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable . . . . . . . . . . . . . .  $      19,175   $     18,962
  Advance from a shareholder . . . . . . . . .            120            120
                                               --------------  --------------
      Total Current Liabilities. . . . . . . .         19,295         19,082
                                               --------------  --------------

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value,
    5,000,000 shares authorized,
    no shares issued and outstanding . . . . .              -              -
  Common stock, $.001 par value,
    50,000,000 shares authorized,
    375,000 shares issued and
    outstanding. . . . . . . . . . . . . . . .            375            375
  Capital in excess of par value . . . . . . .         47,125         47,125
  Deficit accumulated during the
    development stage. . . . . . . . . . . . .        (65,938)       (65,521)
                                               --------------  --------------
    Total Stockholders' Equity (Deficit) . . .        (18,438)       (18,021)
                                               --------------  --------------
                                                $         857   $      1,061
                                               ==============  ==============

Note: The Balance Sheet of December 31, 2001 was taken from the audited financial statements at that date and condensed.

     The accompanying notes are an integral part of these unaudited condensed financial statements.

                                        FREEDOM  RESOURCES  ENTERPRISES,  INC.
                                           [A  Development  Stage  Company]


                                    UNAUDITED CONDENSED STATEMENTS OF OPERATIONS


                                    For  the  Three                  For  the  Six           From  Inception
                                      Months  Ended                  Months  Ended           on  November 6,
                                        June  30,                      June  30,             1996  Through
                              ----------------------------  ------------------------------     June 30,
                                  2002           2001           2002            2001             2002
                              -------------  -------------  -------------  ---------------  -------------

REVENUE. . . . . . . . . . .  $          -   $          -   $          -   $            -   $      -
                              -------------  -------------  -------------  ---------------  -----------
EXPENSES:
  Depreciation and
    amortization . . . . . .            86             86            173              173      3,322
  General and administrative           160             44            244               68     26,651
  Research and development .             -              -              -                -     15,674
  Impairment of long-lived
    assets . . . . . . . . .             -              -              -                -     21,285
                              -------------  -------------  -------------  ---------------  -----------
    Total Expenses . . . . .           246            130            417              241     66,932
                              -------------  -------------  -------------  ---------------  -----------

LOSS FROM OPERATIONS . . . .          (246)          (130)          (417)            (241)   (66,932)

OTHER INCOME:
  Interest income. . . . . .             0              0              0                0      1,215
                              -------------  -------------  -------------  ---------------  -----------
LOSS BEFORE INCOME
  TAXES. . . . . . . . . . .          (246)          (130)          (417)            (241)   (65,717)

CURRENT TAX EXPENSE. . . . .             -              -              -                -          -

DEFERRED TAX EXPENSE . . . .             -              -              -                -          -
                              -------------  -------------  -------------  ---------------  -----------
LOSS FROM CONTINUING
  OPERATIONS . . . . . . . .          (246)          (130)          (417)            (241)   (65,717)

CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING
  PRINCIPLE. . . . . . . . .             -              -              -                -       (221)
                              -------------  -------------  -------------  ---------------  -----------
NET LOSS . . . . . . . . . .  $       (246)  $       (130)  $       (417)  $         (241)  $(65,938)
                              =============  =============  =============  ===============  ===========

LOSS PER COMMON SHARE:
  Continuing operations. . .  $       (.00)  $       (.00)  $       (.00)  $         (.00)  $   (.19)
  Change in accounting
    principle. . . . . . . .             -              -              -                -       (.00)
                              -------------  -------------  -------------  ---------------  -----------
    Loss per common
      share. . . . . . . . .  $       (.00)  $       (.00)  $       (.00)  $         (.00)  $   (.19)
                              =============  =============  =============  ===============  ===========

     The accompanying notes are an integral part of these unaudited condensed financial statements.

                              FREEDOM RESOURCES ENTERPRISES, INC.
                                [A Development Stage Company]


                         UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

                                                            For  the  Six            From  Inception
                                                            Months  Ended            on  November  6,
                                                              June  30,               1996  Through
                                                    -------------------------------     June  30,
                                                        2002             2001             2002
                                                    -------------  ----------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss . . . . . . . . . . . . . . . . . . . .  $       (417)  $          (241)  $(65,938)
  Adjustments to reconcile net loss to net cash
    used by operations:
    Amortization expense . . . . . . . . . . . . .             -                 -      2,432
    Depreciation expense . . . . . . . . . . . . .           173               173        957
    Loss on impairment of long-lived assets. . . .             -                 -     21,285
    Effect of change in accounting principle . . .             -                 -        221
    Changes in assets and liabilities:
      Increase in accounts payable . . . . . . . .           213                 -     19,175
                                                    -------------  ----------------  --------------
        Net Cash (Used) by Operating Activities. .           (31)              (68)   (21,868)
                                                    -------------  ----------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment . . . . . . .             -                 -     (1,742)
  Organization costs . . . . . . . . . . . . . . .             -                 -       (288)
  Cost of manuscripts. . . . . . . . . . . . . . .             -                 -    (23,650)
                                                    -------------  ----------------  --------------
        Net Cash (Used) by Investing Activities. .             -                 -    (25,680)
                                                    -------------  ----------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock . . . . . . .             -                 -     52,500
  Stock offering costs . . . . . . . . . . . . . .             -                 -     (5,000)
  Advances from a shareholder. . . . . . . . . . .             -                 -        120
                                                    -------------  ----------------  --------------
        Net Cash Provided by Financing Activities.             -                 -     47,620
                                                    -------------  ----------------  --------------
NET INCREASE (DECREASE) IN CASH. . . . . . . . . .           (31)              (68)        72

CASH AT BEGINNING OF PERIOD. . . . . . . . . . . .           103                88          -
                                                    -------------  ----------------  --------------
CASH AT END OF PERIOD. . . . . . . . . . . . . . .  $         72   $            20   $     72
                                                    =============  ================  ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest . . . . . . . . . . . . . . . . . . .  $          -   $             -   $      -
    Income taxes . . . . . . . . . . . . . . . . .  $          -   $             -   $      -

SUPPLEMENTAL  SCHEDULE  OF  NONCASH  INVESTING  AND  FINANCING  ACTIVITIES:
     For  the  six  months  ended  June  30,  2002:
          None

     For  the  six  months  ended  June  30,  2001:
          None

     The accompanying notes are an integral part of these unaudited condensed financial statements.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     ORGANIZATION - Freedom Resources Enterprises, Inc. ("the Company") was organized under the laws of the State of Nevada on November 6, 1996. The Company has not generated any revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company originally planned to research and publish a self-improvement book based on the insights and understanding of major world cultures. However, the Company never published the book but instead has used the materials gathered during its research to develop a series of eight self-help workshops. Each self-taught workshop consists of an audio tape and a workbook. The Company intends to market these workshops over the internet. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     CONDENSED FINANCIAL STATEMENTS - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2002 and 2001 and for the periods then ended have been made.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2001 audited financial statements. The results of operations for the periods ended June 30, 2002 and 2001 are not necessarily indicative of the operating results for the full year.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purpose on a straight-line method over the estimated useful life of five years.

     LONG-LIVED ASSETS - The Company has adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended December 31, 2000, the Company recorded an impairment write-down of $21,285 of manuscript costs.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  [CONTINUED]

     REVENUE RECOGNITION - The Company has not yet generated any revenue. The Company plans to recognize revenue when the product is delivered or when the service is rendered. The Company will record revenues from the sale of items that the Company produces or purchases as inventory on the gross basis. On a gross basis, the entire sale amount is recorded as revenue. The Company will record revenue from the sale of items where the Company only acts as an agent or when the Company has no risk of loss on the net basis. On a net basis, only the share of revenue belonging to the Company is recorded as revenue.

     STOCK BASED COMPENSATION - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation.

     INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". [See Note 7].

     LOSS PER SHARE - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" [See Note 8].

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

     RECENTLY ENACTED ACCOUNTING STANDARDS - Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 145, "Rescission of FASB
     Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", were recently issued. SFAS No. 141, 142, 143, 144, 145 and 146 have no current applicability to the Company or their effect on the financial statements would not have been significant.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE  2  -  PROPERTY  AND  EQUIPMENT

     Property  and  equipment  consisted  of  the  following  at:


                                     June  30,   December  31,
                                      2002         2001
                                  -------------  -------------
  Office equipment . . . . . . .  $      1,742   $1,742

  Less: Accumulated depreciation          (957)    (784)
                                  -------------  -------------
                                  $        785   $  958
                                  =============  =============

Depreciation expense for the six months ended June 30, 2002 and 2001 was $173 and $173, respectively.

NOTE  3  -  MANUSCRIPTS,  TRANSCRIPTS,  ETC.

     The Company paid $19,250 and $7,500 during 2000 and 1999 to consultants to prepare manuscripts which the Company had planned to publish as a book. In December 2000, in accordance with Statement of Financial Accounting Standards No. 121, the Company recorded an impairment write-down of $21,285 due to the Company not generating any revenues from the manuscripts. A summary of manuscripts, transcripts, etc. consists of the following at:


                                    June  30,     December  31,
                                      2002         2001
                                  -------------  ----------
  Manuscripts, transcripts, etc.  $     23,650   $ 23,650

  Less: Accumulated amortization        (2,365)    (2,365)
  Less: Loss on impairment . . .       (21,285)   (21,285)
                                  -------------  ----------
                                  $          -   $      -
                                  =============  ==========

     Amortization expense for the six months ended June 30, 2002 and 2001 was $0 and $0, respectively.

NOTE  4  -  CAPITAL  STOCK

     PREFERRED STOCK - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at June 30, 2002 and December 31, 2001.

     COMMON STOCK - During November 1996, in connection with its organization, the Company issued 250,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $2,500 (or $.01 per share).

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE  4  -  CAPITAL  STOCK  [CONTINUED]

     During August 1997, the Company issued 23,750 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $9,500 (or $.40 per share).

     During May and August 1998, the Company issued 101,250 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $40,500 (or $.40 per share). Stock offering costs of $5,000 were offset against the proceeds.

     STOCK OPTIONS - During 1997, the Board of Directors adopted the 1997 Stock Option Plan ("the Plan"). Under the terms and conditions of the Plan, the board is empowered to grant stock options to employees, officers, directors and consultants of the Company. Additionally, the Board will determine, at the time of the grant, vesting provisions of the grant and whether the options will qualify as incentive stock options under section 422 of the Internal Revenue code. The Plan was approved by the shareholders of the Company at its 1997 shareholder meeting. The total number of shares of common stock available under the Plan may not exceed 750,000 shares. As of June 30, 2002, no options have been issued under the Plan.

NOTE  5  -  RELATED  PARTY  TRANSACTIONS

     PAYABLE TO RELATED PARTY - An officer of the Company advanced $288 to cover the organization costs of the Company. The advance was repaid during December 2000.

     ADVANCES FROM A SHAREHOLDER - An officer/shareholder of the Company advanced $120 to the Company. The advance bears no interest and is due on demand.

     MANAGEMENT COMPENSATION - The Company has not paid any compensation to its officers and directors.

     OFFICE SPACE - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

     MARKETING AGREEMENT - The Company has a marketing agreement with Life Discovery Institute, an organization that is owned and operated by the Company's president. [See Note 6]

NOTE  6  -  MARKETING  AGREEMENT

     From August 1999 through October 2000, the Company invested approximately $15,674 towards developing a website to market its products via the internet. Ultimately, the Company did not launch its website. Instead, The Company assigned its interest in the website to Life Discovery Institute ("LDI"), an education and publishing organization operated by the Company's president. On May 31, 2001 the Company entered into a five year marketing agreement with LDI. Under the agreement the Company assigned all its interest and investment in developing the website to LDI who completed development and launched the website. In exchange for the Company's prior investment in the website, LDI allows the Company to market its products at no charge through the LDI website. This agreement will end on May 31, 2006. The company currently has no other sources of distribution for its workshops.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE  7  -  INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

     The Company has available at June 30, 2002 unused operating loss carryforwards of approximately $65,900 which may be applied against future taxable income and which expire in various years through 2022. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $19,400 and $19,300 as of June 30, 2002 and December 31, 2001, respectively, with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $100 during the six months ended June 30, 2002.

NOTE  8  -  LOSS  PER  SHARE

     The following data show the amounts used in computing loss per share for the periods presented:


                                    For  the  Three               For  the  Six         From  Inception
                                     Months  Ended                Months  Ended         on  November  6,
                                       June  30,                    June  30,           1996  Through
                              --------------------------  ----------------------------     June  30,
                                  2002          2001          2002           2001            2002
                              ------------  ------------  ------------  --------------  -------------

  Loss from continuing
  operations available to
  common shareholders
  (numerator). . . . . . . .  $      (246)  $      (130)  $      (417)  $        (241)  $(65,717)
                              ------------  ------------  ------------  --------------  -------------
  Cumulative effect of
  change in accounting
  principle (numerator). . .  $         -   $         -   $         -   $           -   $   (221)
                              ------------  ------------  ------------  --------------  -------------
  Weighted average
  number of common
  shares outstanding used
  in loss per share for the
  period (denominator) . . .      375,000       375,000       375,000         375,000    339,896
                              ============  ============  =============  =============  =============

     Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


NOTE  9  -  GOING  CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE  10  -  CUMULATIVE  EFFECT  OF  CHANGE  IN  ACCOUNTING  PRINCIPLE

     In 1996, the Company paid $288 in organization costs which reflect amounts expended to organize the Company. The Company was previously amortizing the costs, but during 1998, in accordance with Statement of Position 98-5, the Company expensed the remaining $221 in organization costs which has been accounted for as a change in accounting principle.

                                    PART III



ITEM  1.  INDEX  AND  DESCRIPTION  OF  EXHIBITS.


Exhibit  SEC Ref.
-------  --------
Number     No.     Title of Document                                    Location
-------  --------  ---------------------------------------------------  --------

      1       2.1  Articles of Incorporation . . . . . . . . . . . . .         *

      2       2.2  Bylaws. . . . . . . . . . . . . . . . . . . . . . .         *

      3         3  Stock Option Plan . . . . . . . . . . . . . . . . .         *

      4        10  Marketing Agreement with LDI. . . . . . . . . . . .  Attached

      5      99.1  Certification of CEO pursuant to Section 906 of the  Attached
                   Sarbanes-Oxley Act of 2002

      6      99.2  Certification of CEO pursuant to Section 906 of the  Attached
                    Sarbanes-Oxley Act of 2002

* Incorporated by reference to the Form 10-SB filed with the SEC on May 11, 2001.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                                  FREEDOM  RESOURCES,  INC.



Date:  October  23,  2002                         /s/ Neil  Christiansen
                                                  ----------------------
                                                     Neil  Christiansen
                                                     President


Date:  October  23,  2002                         /s/ Margie  Aliprandi
                                                  ----------------------
                                                     Margie  Aliprandi
                                                     Secretary


Date:  October  23,  2002                        /s/ Charisse  Orton
                                                 ----------------------
                                                     Charisse  Orton
                                                     Treasurer